Mail Stop 6010

							August 25, 2005


Kenneth C. Carter, Ph.D.
President and Chief Executive Officer
Avalon Pharmaceuticals, Inc.
20358 Seneca Meadows Parkway
Germantown, MD  20876

Re:	Avalon Pharmaceuticals, Inc.
	Amendment No. 2 to the Registration Statement on Form S-1
	File No. 333-124565

Dear Dr. Carter:

      We have reviewed your filing and have the following comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
1. We note your revisions to your Underwriting section and specifically to the engagement of a new lead underwriter, WR Hambrecht+ Co., LLC and the use of WR Hambrecht`s Open IPO(r) auction process. Please supplementally represent to us that the materials and procedures described in the Underwriting section of your Form S-1 have previously been cleared by the Office of Chief Counsel for the
Division of Corporation of Finance and further that the materials and procedures have not changed since such materials and procedures received clearance from Staff. If you cannot provide us with these representations or if the underwriters have made any changes to their online offering websites or procedures, please identify any changes that they have made. In addition, please provide us with all the OpenIPO(r) auction process materials, including screen shots and the text of any communications the underwriters propose to use in the electronic distribution. We may have additional comments upon review of those materials.

*	*	*

      Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

      Please contact Song Brandon at (202) 551-3621, John Krug,
Senior Attorney, at (202) 551-3862 or me at (202) 551-3710 with any
questions.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Michael J. Silver, Esq.
	Stephanie D. Marks, Esq.
	Hogan & Hartson LLP
	111 South Calvert Street
	Baltimore, MD  21202




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